Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction
Star Fashion Culture Limited	BVI
Star Fashion Culture (Hong Kong) Limited	Hong Kong
Xiamen Xingshu Shandian Culture Media Co., Ltd.	PRC
Xiamen Star Fashion Culture Media Co., Ltd.	PRC